UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 3, 2021

BROADSCALE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40057	85-3814555
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1845 Walnut Street, Suite 1111 Philadelphia, PA	19103
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (646) 849-9975

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-fourth of one redeemable warrant	SCLEU	NASDAQ Capital Market
Class A common stock, par value $0.0001 per share	SCLE	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock	SCLEW	NASDAQ Capital Market

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

(a) In connection with the preparation of Broadscale Acquisition Corp.’s (the “Company”) financial statements as of September 30, 2021, the Company’s management, in consultation with its advisors, identified an error made in certain of its previously issued financial statements, arising from the manner in which, as of the closing of the Company’s initial public offering, the Company valued its Class A common stock subject to possible redemption. The Company previously determined the value of such Class A common stock  to be equal to the redemption value of such shares of Class A common stock, after taking into consideration the terms of the Company’s Amended and Restated Certificate of Incorporation, under which a redemption cannot result in net tangible assets being less than $5,000,001. Management has now determined, after consultation with its advisors, that the shares of Class A common stock underlying the units issued during the initial public offering can be redeemed or become redeemable subject to the occurrence of future events considered to be outside the Company’s control. Therefore, management has concluded that the redemption value of its shares of Class A common stock subject to possible redemption should reflect the possible redemption of all shares of Class A common stock. As a result, management has noted a reclassification error related to temporary equity and permanent equity. This has resulted in a restatement of the initial carrying value of the shares of Class A common stock subject to possible redemption, with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and shares of Class A common stock. In addition, in connection with the change in presentation for the Class A common stock subject to possible redemption, the Company has determined it should restate its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares. This presentation contemplates a business combination as the most likely outcome, in which case, both classes of shares share pro rata in the income and losses of the Company.

On December 3, 2021, the audit committee of the board of directors of the Company (the “Audit Committee”), based on the recommendation of and after consultation with management, concluded that the Company’s (i) audited balance sheet as of February 17, 2021 (the “Audited Affected Financials”) filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021, as amended as set forth in the Q-1 Unaudited Financials (as defined below), (ii) unaudited financial statements as of March 31, 2021 (the “Q-1 Unaudited Financials”) contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on June 11, 2021, (iii) unaudited financial statements as of June 30, 2021 contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021 (together with the Q-1 Unaudited Financials, the “Unaudited Affected Financials”) and (iv) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 15, 2021, should no longer be relied upon due to the error described above. The Company intends to restate the error in an amendment to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (to include restatements with respect to the Audited Affected Financials and the Unaudited Affected Financials) (the “Amended Form 10-Q”). Similarly, the related press releases, stockholder communications, investor presentations or other communications describing relevant portions of the Company’s financial statements for these periods, should no longer be relied upon.

The Company does not expect the changes described above to have any impact on its cash position or the balance held in the trust account.

The Company’s management has concluded that in light of the error and restatement described above, a material weakness exists in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective. The Company’s remediation plan with respect to such material weakness will be described in more detail in the Amended Form 10-Q.

The Audit Committee and management have discussed the matters disclosed pursuant to this Item 4.02(a) with the Company’s independent accountant.

Item 9.01.  Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

In connection with the Company’s announced business combination with Voltus, Inc. (“Voltus”), the Company intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Company stockholders. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

Participants in Solicitation

The Company and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transactions. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of the Company listed in the Company’s registration statement on Form S-4, which is expected to be filed by the Company with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by the Company with the SEC in connection with the business combination.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this Current Report on Form 8-K, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by the Company and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, the Company, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of the Company or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; 13) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Form S-1 (File Nos. 333-252449 and 333-253016), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement/prospectus and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Voltus gives any assurance that either the Company or Voltus or the combined company will achieve its expected results. Neither the Company nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 3, 2021	BROADSCALE ACQUISITION CORP.

	By:	/s/ Jeffrey F. Brotman
	Name:	Jeffrey F. Brotman
	Title:	Chief Legal Officer and Secretary

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